SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(AMENDMENT NO. 1)

RADVISION LTD.
(Name of Subject Company (Issuer))

RADVISION LTD.
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 0.10 PER SHARE
(Title of Class of Securities)

M81869105
(CUSIP Number of Class of Securities)

Rael Kolevsohn
Vice President and General Counsel
24 Raoul Wallenberg Street, Tel-Aviv 69719, Israel
+972-3-767-9394
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Steven J. Glusband, Esq. Carter Ledyard & Milburn LLP 2 Wall Street New York, New York 10005 Telephone: (212) 732-3200 Telecopy: (212) 732-3232	Noam Nativ, Adv. Goldfarb, Levy, Eran, Meiri, Tzafrir & Co. 2 Weizmann Street Tel Aviv 64239, Israel Telephone: (972) 3-608-9999

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,126,348	$508.11

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 976,212 ordinary shares of Radvision Ltd. at a purchase price of $7.30 cash per share.

**         Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000713.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $508.11.                                                                                     Filing Party: RADVISION Ltd.
Form or Registration No.: Schedule TO.                                                                           Date Filed: July 27, 2010.

☐         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐         third-party tender offer subject to Rule 14d-1
☒        issuer tender offer subject to Rule 13e-4
☐         going-private transaction subject to Rule 13e-3
☐         amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐         Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐         Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by RADVISION Ltd., an Israeli Company ( “Radvision”) on July 27, 2010 with the Securities and Exchange Commission, relating to an offer by Radvision to purchase 5.0% of its voting power and issued and outstanding ordinary shares, nominal (par) value NIS 0.10 per share (the “Shares”) (currently 976,212 Shares), at $7.30 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated July 27, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Amendment No. 1 to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 12. EXHIBITS.

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated July 27, 2010.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*
(a)(1)(F)	Notice of Objection.*
(a)(1)(G)	Declaration Form ("Declaration of Status for Israeli Income Tax Purposes").*
(a)(5)(A)	Text of Press Release issued by Radvision on July 27, 2010.*
(a)(5)(B)	Form of Cover of ‘Mifrat’ filed with the Israeli Securities Authority on July 27, 2010.* *
(a)(5)(C)	Form of Acceptance and Objection Notices filed with the Israeli Securities Authority on July 27, 2010.* *
(a)(5)(D)	Proxy statement issued by Radvision dated August 2, 2010.
(b)	Not applicable.
(d)	Form of 2000 Employees Stock Option Plan.(1)
(g)	Not applicable.
(h)	Not applicable.
________________________
* Previously filed with the Schedule TO.

** Previously filed with the Schedule TO. English translation from Hebrew.

(1)	Filed as an exhibit to our registration statement on Form F-1, registration number 333-30916, as amended, filed with the Securities and Exchange Commission, and incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RADVISION LTD.

By:	/s/ Boaz Raviv
Name: Boaz Raviv
Title: Chief Executive Officer

Dated: August 2, 2010

ITEM 12. EXHIBITS.

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated July 27, 2010.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*
(a)(1)(F)	Notice of Objection.*
(a)(1)(G)	Declaration Form ("Declaration of Status for Israeli Income Tax Purposes").*
(a)(5)(A)	Text of Press Release issued by Radvision on July 27, 2010.*
(a)(5)(B)	Form of Cover of ‘Mifrat’ filed with the Israeli Securities Authority on July 27, 2010.* *
(a)(5)(C)	Form of Acceptance and Objection Notices filed with the Israeli Securities Authority on July 27, 2010.* *
(a)(5)(D)	Proxy statement issued by Radvision dated August 2, 2010.
(b)	Not applicable.
(d)	Form of 2000 Employees Stock Option Plan.(1)
(g)	Not applicable.
(h)	Not applicable.
________________________
* Previously filed with the Schedule TO.

** Previously filed with the Schedule TO. English translation from Hebrew.

(1)	Filed as an exhibit to our registration statement on Form F-1, registration number 333-30916, as amended, filed with the Securities and Exchange Commission, and incorporated herein by reference.